PROSPECTUS SUPPLEMENT	Filed Pursuant to 424(b)(2)
(To Prospectus dated October 5, 2007)	Registration No. 333-146540

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered/Proposed Maximum Aggregate Offering Price Per Security/Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Shares, par value $0.01 per share	$610,800,000	$19,000

(1)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933.

DryShips Inc.

6,000,000 Common Shares

We have entered into a sales agreement with Cantor Fitzgerald & Co. relating to the common shares offered by this prospectus supplement and the accompanying prospectus dated October 5, 2007.  In accordance with the terms of the sales agreement, and except as noted below, we may offer and sell up to 6,000,000 of our common shares, $0.01 par value per share, from time to time through Cantor Fitzgerald & Co., as our agent for the offer and sale of the common shares.

Our common shares are listed on The Nasdaq Global Market under the symbol “DRYS.” The last reported sale price of our common shares on The Nasdaq Global Market on October 11, 2007 was $ 113.14 per share.

Sales of our common shares,  if any, under this  prospectus  supplement and the accompanying prospectus may be made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made directly on or through The Nasdaq Global Market, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions  at market prices prevailing at the time of sale or at prices related to such  prevailing  market prices and/or any other method  permitted by law.

Cantor Fitzgerald & Co. will be entitled to compensation  equal to 2.50% of the gross proceeds of the sale of any of the 6,000,000 common shares  referenced herein that are sold in “at-the-market” offerings, and 4.0% of the gross proceeds of the sale of any of those  shares  in  negotiated  transactions.  In connection with the sale of the common shares on our behalf, Cantor Fitzgerald & Co. may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of Cantor Fitzgerald & Co. may be deemed to be underwriting commissions or discounts.

Investing in our common shares involves risks. See the risk factors in beginning on page 5 of the accompanying prospectus to read about the risks you should consider before purchasing our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Cantor Fitzgerald & Co.

The date of this prospectus supplement is October 12, 2007

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2007:

●	on an actual basis;

●
on an adjusted basis to give effect to (i) the  aggregate  payment of $7.1 million of dividends declared and paid in July 2007, (ii) the additional loan drawdown of $18.8 million to partly finance the acquisition cost of the vessels Majorca, Heinrich Oldendorff and Ecola, (iii) the loan repayment of $ 18.8 million due to the sale of vessels Mostoles and Lanikai which were delivered to their new owners during July and August 2007, (iv) the loan installment payment of $ 20.0 million paid in August 2007, (v) the drawdown of $ 30.1 million under a bridge bank facility to partly finance the acquisition cost of the vessels Oregon, Nord Mercury, Saldahna and VOC Galaxy, (vi) the transfer from long-term debt to current portion of long-term debt of an installment of $ 20.2 million, (vii) the drawdown of $ 35.0 million to partly fund the acquisition cost of the vessel Clipper Gemini, of which $3.0 million is payable in the short term and (viii) the dividends of $7.1 million in aggregate declared on September 24, 2007 and payable on October 31, 2007 to stockholders of record as of October 15, 2007; and

●
on a further adjusted basis giving effect to our issuance and sale of 6,000,000 shares of common stock in this offering at an assumed offering price of $ 113.14 per share, the last reported closing price of our common stock on October 11, 2007, net of issuance costs of $17.0 million.

	As of June 30, 2007
	Actual	As Adjusted (1)	As Further Adjusted (2)
	(in thousands of U.S. dollars)
Debt

Current portion of long-term debt	$81,938	$115,151	$115,151
Total long-term debt, net of current portion	730,507	742,337	742,337
Total debt	$812,445	$857,488	$857,488

Shareholders’ equity
Preferred stock, $0.01 par value; 30,000,000 shares authorized, none issued
Common stock, $0.01 par value; 75,000,000 shares authorized,
35,490,097 shares issued and outstanding actual and as adjusted: 41,490,097 shares issued and outstanding as further adjusted	355	355	415
Additional paid-in capital	327,446	327,446	989,255
Retained earnings	285,533	271,337	271,337
Total shareholders’ equity	613,334	599,138	1,261,007
Total capitalization	$1,425,779	$1,456,626	$2,118,495

(1)	There have been no significant adjustments to our capitalization since June 30, 2007, as so adjusted.
(2)	Assumes a sale price of $ 113.14 per share, which was the last reported closing price of our common stock on October 11, 2007 and that all shares will be sold in “at-the-market” offerings.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities registered under the Registration Statement of which this prospectus supplement forms a part, all of which will be paid by us.

SEC registration fee	$19,000
FINRA Fee	$75,500
Legal fees and expenses	$150,000
Accounting fees and expenses	$50,000
Miscellaneous	$5,500
Total:	$300,000

SK 23113 0002 817934